APPENDIX 2

02058849



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C., 20549**

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For the Month of September 2002(2)** **File No.: 0-11378**

**TransGlobe Energy Corporation**
(Translation of Registrant's Name into English)



**#2900, 330 – 5th Avenue, S.W., Calgary, AB T2P 0L4**
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [ X ] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

# MATERIAL CHANGE REPORT

**THIS REPORT IS FILED UNDER British Columbia** (section 85(1) of the *Securities Act and section 151 of the Securities Rules)*; **Ontario** (section 75(2) of the *Securities Act*); **Quebec** (section 73 of the *Securities Act*); **Alberta** (section 146(1) of the *Securities Act*).

**Item 1. Reporting Issuer**

TransGlobe Energy Corporation
Suite 2900, 330 – 5th Avenue SW
Calgary AB T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

**Item 2. Date of Material Change**

September 23, 2002.

**Item 3. Press Release**

Press release dated September 23, 2002 was disseminated by CCN Newswire (Canada and U.S. disclosure package) on September 23, 2002.

**Item 4. Summary of Material Change**

TransGlobe Energy Corporation ("TransGlobe" or the "Company") announced a successful stepout/discovery well at Tasour #7 on Block 32.

**Item 5. Full Description of Material Change**

**Block 32, Yemen (13.81% working interest)**

The Tasour #7 stepout well, which commenced drilling September 4, 2002, has been drilled to total depth and will be cased as a potential dual zone oil well. The Tasour #7 well encountered the main Qishn S1A producing zone in a structurally higher position than the existing producers, thereby extending the field to the south, in an area that was previously assumed to be below the oil water contact. In addition to the full oil column in the main producing zone, the well also discovered a new pool in the sand below the main zone. This new zone also has an indicated full oil column. It is expected that the well will be completed and placed on production during the next two weeks. The main zone in Tasour #7 is expected to be similar to the adjacent Tasour #6 well which commenced production at 7,200 Bpd of clean oil. Production from the new zone would be incremental. Additional appraisal drilling of 2-3 more wells will be contingent on the production performance of Tasour #7 and re-mapping the main field extension and new pool discovery. The results from Tasour # 7 are expected to increase the recoverable oil reserves for the Tasour Field.

Following the completion of Tasour #7 the drilling rig will be moved to a non-owned adjacent block for two development wells, as part of a multi-well rig sharing contract to reduce costs. It is expected that the drilling rig will be available to the Block 32 Joint Venture group in late December 2002, to drill an exploratory prospect at Al Ghoraf #1 on the western portion of the Block. Following Al Ghoraf #1, additional appraisal well(s) may be drilled at Tasour to evaluate the main pool extension and new pool discovery at Tasour #7.

**Submitted herewith:**

**Material Change Form 27** Report dated September 24, 2002 – Press Release dated September 23, 2002 - TransGlobe Energy Corporation announced a successful stepout/discovery well at Tasour #7 on Block 32.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TransGlobe Energy Corporation**
(Registrant)

Date: September 24, 2002

By: ______________________
David C. Ferguson
Vice President, Finance & CFO